PRESS RELEASE

Banro Provides Corporate Update

Toronto, Canada – June 9, 2017 – Banro Corporation (the “Company” or “Banro”) (NYSE MKT - "BAA"; TSX - "BAA") announces that David Langille has stepped down from his role as Chief Financial Officer of the Company. The Company thanks Mr. Langille for his service to the Company and wishes him well in his future endeavours. The board has appointed Michael Hankin Li as Banro’s Interim Chief Financial Officer, and will conduct a search for a new Chief Financial Officer. Mr. Langille is assisting in the transition to Mr. Li.

Mr. Li is currently a director of the Company, having been appointed a director upon the implementation of the recapitalization transactions on April 19, 2017 (reference is made to the Company’s press release dated April 19, 2017). Mr. Li is a Certified Public Accountant with more than 20 years of experience in finance and accounting, capital-raising, mergers and acquisitions, restructuring and international business development. He was the head of corporate finance of GCL-Poly Energy Holdings Limited, a company listed on the Hong Kong Stock Exchange; and was previously general manager of investor relations & mergers and acquisitions at Newton Resources Limited, also a company listed on the Hong Kong Stock Exchange. Mr. Li has worked at several international banks, where he led numerous capital raising exercises in Hong Kong and the United States. During the period between March 1994 and June 2004, he was the executive director, Corporate Finance, at BNP Paribas Capital (Asia Pacific) Limited. From July 2004 to December 2005, Mr. Li was employed at GoldBond Capital (Asia) Limited and was a managing director, investment banking, at Rothschild (Hong Kong) Limited during the period March 2007 to May 2011. Mr. Li obtained a bachelor’s degree in accountancy from California State University, Los Angeles in June 1985, and a Master of Business Administration degree from Columbia University in May 1992. He is also an independent non-executive Director of COFCO Meat Holdings Limited, a company listed on the Hong Kong Stock Exchange.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production September 1, 2012, and on production at its second gold mine at Namoya, where commercial production was declared effective January 1, 2016. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo. All business activities are followed in a socially and environmentally responsible manner.

For further information, please visit our website at www.banro.com, or contact Investor Relations at:
+1 (416) 366-2221
+1-800-714-7938
info@banro.com.